Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258754
COTTONWOOD COMMUNITIES, INC.
SUPPLEMENT NO. 14 DATED JULY 13, 2022
TO THE PROSPECTUS DATED NOVEMBER 4, 2021

This document supplements, and should be read in conjunction with, the prospectus of Cottonwood Communities, Inc. dated November 4, 2021 as supplemented by supplement no. 1 dated November 16, 2021, supplement no. 2 dated November 22, 2021, supplement no. 3 dated November 30, 2021, supplement no. 4 dated December 15, 2021, supplement no. 5 dated January 18, 2022, supplement no. 6 dated February 16, 2022, supplement no. 7 dated March 15, 2022, supplement no. 8 dated March 31, 2022, supplement no. 9 dated April 15, 2022, supplement no. 10 dated April 25, 2022, supplement no. 11 dated May 16, 2022, supplement no. 12 dated June 7, 2022, and supplement no. 13 dated June 16, 2022. As used herein, the terms “we,” “our” and “us” refer to Cottonwood Communities, Inc. and, as required by context, Cottonwood Residential O.P., LP, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose our entry into an agreement to engage in a stock-for-stock merger transaction with Cottonwood Multifamily Opportunity Fund, Inc. and another related party transaction.

Entry into a Merger Agreement with Cottonwood Multifamily Opportunity Fund, Inc.

On July 8, 2022, we, Cottonwood Multifamily Opportunity Fund, Inc. (“CMOF”), Cottonwood Multifamily Opportunity Fund O.P., LP (“CMOF OP”), our Operating Partnership, and Cottonwood Communities GP Subsidiary, LLC, our wholly owned subsidiary (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). As described in greater detail herein, the merger is a stock-for-stock transaction whereby CMOF will be merged with and into our wholly owned subsidiary.

CMOF is a Maryland corporation that was sponsored by CROP and formed to invest in multifamily development projects and/or make mezzanine loans or preferred equity investments in multifamily construction and development projects. CMOF conducted an offering that was qualified as a “Tier 2” offering pursuant to Regulation A promulgated under the Securities Act from November 2017 through August 2019, raising the full offering amount of $50.0 million. CMOF has investments in two development projects and one investment in a land parcel held for development, all through separate joint ventures with CROP as follows: Park Avenue (development project), Cottonwood on Broadway (development project) and Block C (land held for development) with a percentage ownership interest held by CMOF as of March 31, 2022, of 76.4%, 81.2%, and 63.0%, respectively, and the balance of a majority of the remaining interest held by CROP. Currently, we consolidate the Park Avenue and the Cottonwood on Broadway joint ventures with CMOF on our financial statements, recording CMOF’s ownership as noncontrolling interests.

Daniel Shaeffer, our Chief Executive Officer and a director, Chad Christensen, our Executive Chairman and a director, and Gregg Christensen, our Chief Legal Officer and Secretary, are each officers and directors of CMOF. In addition, as a result of the CRII Merger in May 2021, we, through Cottonwood Capital Property Management II, LLC (“CCPMII”), a wholly owned subsidiary of CROP, act as the sponsor, property manager and asset manager for CMOF and CCPMII receives compensation for the acquisition, management and disposition of CMOF’s assets.

The Merger

Subject to the terms and conditions of the Merger Agreement, (i) CMOF will merge with and into Merger Sub, with Merger Sub surviving as our direct, wholly owned subsidiary (the “Company Merger”) and (ii) CMOF OP will merge with and into our Operating Partnership, with our Operating Partnership surviving (the “Partnership Merger” and, together with the Company Merger, the “Merger”). At such time, the separate existence of CMOF and CMOF OP will cease.

At the effective time of the Company Merger, each issued and outstanding share of CMOF’s common stock, $0.01 par value per share (the “CMOF Common Stock”) will be converted into the right to receive 0.8669 shares of our Class A common stock, $0.01 par value per share. Shares of CMOF Common Stock held as of immediately prior to the effective time of the Company Merger by us, any wholly owned subsidiary of ours, or any wholly owned subsidiary of CMOF will be automatically canceled in connection with the Company Merger without receiving payment.

At the effective time of the Partnership Merger, each outstanding common unit of partnership interests in CMOF OP (“CMOF OP Partnership Unit”) will be converted into the right to receive 0.8669 common units of partnership interest in our Operating Partnership (“CROP Common Units”). CMOF OP Partnership Units held as of immediately prior to the effective time of the Partnership Merger by us, any wholly owned subsidiary of ours, CMOF, or any wholly owned subsidiary of CMOF will be canceled in connection with the Partnership Merger without receiving payment.

The Merger Agreement contains customary covenants, including covenants prohibiting CMOF and its subsidiaries and representatives from soliciting or providing information or entering into discussions concerning proposals relating to alternative business combination transactions, subject to certain limited exceptions. The Merger Agreement provides that prior to the approval by CMOF’s stockholders of the Company Merger (“CMOF Stockholder Approval”), the board of directors of CMOF may, in certain circumstances, make an Adverse Recommendation Change (as such term is defined in the Merger Agreement), subject to complying with certain conditions set forth in the Merger Agreement.

The Merger Agreement may be terminated under certain circumstances, including by either us or CMOF if (i) the Merger has not been consummated on or before 11:59 p.m. New York time on April 8, 2023 (the “Outside Date”), (ii) there is any final, non-appealable order issued by a governmental authority of competent jurisdiction that permanently restrains or otherwise prohibits the transactions contemplated by the Merger Agreement or (iii) the approval of the CMOF Stockholder Approval has not been obtained at the meeting of the stockholders of CMOF to consider the Company Merger.

CMOF may terminate the Merger Agreement (i) if we, our Operating Partnership, or Merger Sub have breached any of our representations or warranties or failed to perform or comply with any obligations, covenants or other agreements set forth in the Merger Agreement, which cannot be cured or, if capable of cure, has not been cured by the earlier of 30 days following written notice thereof and two business days before the Outside Date, (ii) at any time prior to obtaining the CMOF Stockholder Approval, to permit CMOF to enter into an alternative acquisition agreement with respect to a Superior Proposal (as defined in the Merger Agreement), or (iii) if the conditions to our obligation to consummate the closing described in the Merger Agreement have been satisfied on or after the date closing was to occur, CMOF has given us written notice of the same, CMOF is ready to consummate the closing, and we fail to consummate the closing within three business days after delivery of notice. We may terminate the Merger Agreement (i) if the CMOF parties have breached any of their representations or warranties or failed to perform or comply with any obligations, covenants or other agreements set forth in the Merger Agreement, which cannot be cured or, if capable of cure, has not been cured by the earlier of 30 days following written notice thereof and two business days before the Outside Date, or (ii) if, at any time prior to obtaining the CMOF Stockholder Approval, the CMOF board of directors has made an Adverse Recommendation Change (as defined in the Merger Agreement), CMOF enters into an alternative acquisition agreement, or CMOF has breached or failed to comply in any material respect with any of the non-solicitation provisions of the Merger Agreement or taken certain other actions set forth in the Merger Agreement.

If the Merger Agreement is terminated in certain circumstances, including, among others, CMOF’s acceptance of a Superior Proposal or the CMOF board of directors making an Adverse Recommendation Change, then CMOF must pay to us a termination payment equal to $2,696,000 plus the reimbursement of up to $449,400 of our expenses incurred in connection with pursuing the Merger.

The Merger Agreement contains certain representations and warranties made by the parties thereto. The representations and warranties of the parties contained in the Merger Agreement are subject to certain important qualifications and limitations set forth in confidential disclosure letters delivered by each of us and CMOF. Moreover, the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to stockholders.

The parties have agreed to limits on the conduct of their businesses between the signing of the Merger Agreement and the closing of the Merger. Generally, transactions that are not in the ordinary course of business require the consent of the other party.

Although the parties have entered the CMOF Merger Agreement, we can provide no assurances that the CMOF Merger will be completed. The obligation of each party to consummate the CMOF Merger is subject to a number of conditions, including receipt by CMOF of the CMOF Stockholder Approval, delivery of certain documents, consents and legal opinions, the truth and correctness of the representations and warranties of the parties (subject to the materiality standards contained in the CMOF Merger Agreement), the effectiveness of the registration statement on Form S-4 to be filed by us to register the shares of our common stock to be issued as consideration in the Company Merger, and the absence of certain material adverse effects with respect to either us or CMOF. See “Forward-Looking Statements” below.

The foregoing description of the CMOF Merger Agreement is only a summary, does not purport to be complete and is subject to, and qualified in its entirety by reference to the full text of the CMOF Merger Agreement, which is filed as Exhibit 2.4 to the registration statement of which this prospectus supplement is a part. A copy of the CMOF Merger Agreement has been filed with the registration statement to provide stockholders with information regarding its terms and is not intended to provide any factual information about CMOF or us. The representations, warranties and covenants contained in the CMOF Merger Agreement have been made solely for the benefit of the parties to the CMOF Merger Agreement, and are not intended as statements of fact to be relied upon by stockholders, but rather as a way of allocating the risk between the parties to the

CMOF Merger Agreement in the event the statements therein prove to be inaccurate. Statements made in the CMOF Merger Agreement have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the CMOF Merger Agreement, which disclosures are not reflected in the CMOF Merger Agreement. Moreover, such statements may no longer be true as of a given date and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders. Accordingly, stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of CMOF or us. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the CMOF Merger Agreement, which subsequent information may or may not be fully reflected in our public disclosures. We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this supplement not misleading.

Other Related Party Transactions

On June 28, 2022, we, through our indirect subsidiaries, admitted entities affiliated with us and our advisor, Brickyard QOF, LLC (“Brickyard QOF”) and HV Millcreek, LLC (“Millcreek,” and together with Brickyard QOF, the “Affiliated Members”) as members in CW Block C, LLC, a development joint venture with CMOF (“Block C”), and CW Jasper, LLC, a development project owned 100% by CROP (“Jasper”). The Affiliated Members are owned directly or indirectly by Daniel Shaeffer, Chad Christensen, Gregg Christensen, Enzio Cassinis, Eric Marlin, Susan Hallenberg, Stan Hanks, Glenn Rand and Adam Larson, each of whom are our officers or directors, as well as certain employees of CROP and our advisor or its affiliates. In connection with their admission as members, the Affiliated Members made an aggregate capital contribution of $ 8,499,221.74 and $2,375,778.26 to Block C and Jasper, respectively. Following the admission of the Affiliated Members to Block C and Jasper, the Affiliated Members own a 21.0134% interest in Block C, with Mesrrs. Shaeffer, C. Christensen, G. Christensen, Cassinis, Marlin, Hanks, Rand, Larson and Ms. Hallenberg having an indirect ownership interest of 4.6273%, 10.1125%, 3.5877%, 0.4831%, 0.3342%, 0.3000%, 0.1091%, 0.2387% and 0.6767%, respectively, in Block C, alongside our 64.4906% interest and CMOF’s 14.4960% interest, and a 20.1025% interest in Jasper, with Mesrrs. Shaeffer, C. Christensen, G. Christensen, Cassinis, Marlin, Hanks, Rand, Larson and Ms. Hallenberg having an indirect ownership interest of 4.4267%, 9.6742%, 3.4322%, 0.4621%, 0.3197%, 0.2870%, 0.1043%, 0.2284% and 0.6474% respectively, in Jasper, alongside our 79.8975% interest. The investment in the projects by the Affiliated Members was established at an amount no greater than the recent appraised value of the project, as determined by an independent third-party appraiser and approved by the conflicts committee. The Affiliated Members will participate in the economics of Block C and Jasper on the same terms and conditions as us. We intend to further amend the operating agreements of Block C and Jasper to reflect additional terms related to the admission of the Affiliated Members.

Forward-Looking Statements

The forward-looking statements contained in this supplement regarding a proposed merger with CMOF are subject to various risks and uncertainties. Although we believe the expectations reflected in any forward-looking statements contained herein are based on reasonable assumptions, there can be no assurance that our expectations will be achieved. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of us, are generally identifiable by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or other similar expressions. Such statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results to differ materially from future results, performance or achievements projected or contemplated in the forward-looking statements. Factors that could cause actual results to differ materially from these expectations include, but are not limited to, the risk that the proposed CMOF Merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the CMOF Merger Agreement; the inability to obtain the CMOF Stockholder Approval or the failure to satisfy the other conditions to completion of the CMOF Merger; risks related to disruption of management’s attention from the ongoing business operations due to the proposed CMOF Merger; availability of suitable investment opportunities; changes in interest rates; the availability and terms of financing; general economic conditions; market conditions; legislative and regulatory changes that could adversely affect our business and the business of CMOF; those additional risks and factors discussed under the heading “Risk Factors” in this prospectus. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors should not place undue reliance upon forward-looking statements.
3